787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 18, 2022

VIA EDGAR

David L. Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Limited Duration Income Trust

(Securities Act File No. 333-262366, Investment Company Act File No. 811-21349)

Response to Staff Comments

Dear Mr. Orlic:

On behalf of BlackRock Limited Duration Income Trust (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Mr. David C. Howe via telephone on March 1, 2022 regarding the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed on January 27, 2022.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Disclosure Staff Comments

Comment No. 1:	Prospectus—Base Prospectus Cover Page. Please include a statement on the cover page of the Prospectus stating the Fund’s average portfolio duration.

Response:	The requested revision will be made in the Amendment.

BRUSSELS     CHICAGO     FRANKFURT     HOUSTON     LONDON     LOS ANGELES     MILAN

NEW YORK     PALO ALTO     PARIS     ROME     SAN FRANCISCO     WASHINGTON

March 18, 2022

Comment No. 2:	Prospectus—Base Prospectus Cover Page; Prospectus Supplements. Please revise the cover page of the Prospectus and Prospectus Supplements to cross-reference the risk factors addressing leverage.

Response:	The requested revision will be made in the Amendment.

Comment No. 3:	Prospectus—Summary of Trust Expenses. Please fix the formatting on the line item in the fee table for Management Fees.

Response:	The requested revision will be made in the Amendment.

Comment No. 4:

Prospectus—Summary of Trust Expenses. Please confirm whether the $2.50 sales fee and $0.15 per share fee discussed in footnote 2 are brokerage fees, as Form N-2 does not require a discussion of brokerage fees to be included here. If the $2.50 sales fee is not a brokerage fee, it should be reflected in the fee table.

Response:

The $2.50 fee identified in footnote 2 is a sales fee and the $0.15 per share fee identified in footnote 2 is a per share sold brokerage commission fee. While Form N-2 does not require inclusion of brokerage fees for Dividend Reinvestment and Cash Purchase Plan Fees, the Fund believes that disclosure of the $0.15 per share sold brokerage commission fee is informative to investors and notes that such disclosure is consistent with the disclosure regarding the dividend reinvestment plan in the Fund’s annual report to shareholders. While the Fund respectfully disagrees with the Staff’s position that Form N-2 requires inclusion of the $2.50 sales fee in the fee table, the $2.50 sales fee will be reflected in the fee table in the Amendment to address the Staff’s comment.

Comment No. 5:	Prospectus—The Trust’s Investments—Summary of Trust Expenses. Please confirm whether the management fee waiver discussed in footnote 4 is subject to recoupment.

Response:	The Fund confirms that the management fee waiver is not subject to recoupment.

Comment No. 6:

Prospectus—The Trust’s Investments—Portfolio Contents and Techniques. Please confirm whether the Fund invests in contingent convertible securities (“CoCos”) and, if so, please add disclosure regarding CoCos.

Response:	The Fund confirms that it invests in CoCos and, accordingly, has added strategy and risk disclosure addressed to its investments in CoCos.

Comment No. 7:

Prospectus—Risks—Other Risks. Please supplement the risk factors entitled “Zero Coupon Securities Risk” and “Pay-In-Kind Bonds Risk” as necessary to ensure that the following risks associated with investments in such instruments are disclosed:

March 18, 2022

a.

The higher yields and interest rates on original issue discount (“OID”) and pay-in-kind (“PIK”) securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.

b.

OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c.	OID instruments generally represent a significantly higher credit risk than coupon loans.

d.

PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

e.

OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Response:

With respect to items (a) and (c), the Fund submits that the following disclosure is currently included under “The Trust’s Investments—Portfolio Contents and Techniques—Zero-Coupon Bonds, Step-Ups and Pay-in-Kind Securities: “Zero-coupon bonds, step-ups and PIKs allow an issuer to avoid or delay the need to generate cash to meet current interest payments and, as a result, may involve greater credit risk than bonds that pay interest currently or in cash.” In response to the Staff’s comment to add similar disclosure to the discussion of the Fund’s risk factors, the Fund will add the following disclosure to “Zero Coupon Securities Risk” and “Pay-in-Kind Bonds Risk” in the Amendment: “Because [zero coupon bonds/pay-in-kind bonds] allow an issuer to defer the need to generate cash to meet current interest payments, these investments may involve greater credit risk than bonds that pay interest currently or in cash.”

With respect to item (b), the following disclosure will be added to “Zero Coupon Securities Risk” and “Pay-in-Kind Bonds Risk” in the Amendment: “In addition, [zero coupon bonds/pay-in-kind bonds] may be difficult to value accurately because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.”

March 18, 2022

With respect to item (d) (other than as noted below), the Fund will add the following disclosure to “Pay-in-Kind Bonds Risk”: “Additionally, interest on pay-in-kind bonds has the effect of generating investment income, and the deferral of interest on pay-in-kind bonds increases the loan-to-value ratio at a compounding rate.”

With respect to items (d) and (e), the Fund does not pay an incentive fee to BlackRock Advisors, LLC, the investment adviser to the Fund, and, as such, respectfully submits that no changes are required to address the Staff’s comment.

Comment No. 8:

Prospectus Supplement—Description of the Rights Offering—Over-Subscription Privilege. Please add disclosure in paragraph 3 that if the per-share NAV at the end of the subscription period is greater than the subscription price, the oversubscription shares issued will not result in the ratio of the rights offering exceeding one new share for each three rights held.

Response:	The requested disclosure will be added in the Amendment.

Comment No. 9:

Prospectus Supplement—Description of the Rights Offering—Payment for Shares. Please conform the language that discusses the rights reserved by the Fund if a holder of rights does not make payment of all amounts due to the disclosure comments that the Staff discussed with Willkie Farr & Gallagher LLP in a separate filing.

Response:	The requested revisions will be made in the Amendment.

Comment No. 10:

Prospectus Supplement—Foreign Restrictions. Please revise the disclosure to indicate how foreign holders can participate in the offering, or advise how the disclosure is consistent with Section 23(b)(1)of the Investment Company Act of 1940, as amended, to exclude them from the offering.

Response:	The Fund will replace the disclosure in the aforementioned section as follows:

Offering documents, including Subscription Certificates, will not be mailed to Record Date Shareholders whose addresses are outside the United States (for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States) or who have an APO or FPO address (the “Foreign Shareholders”) if such mailing cannot be made into the non-U.S. jurisdiction without additional registration and incurring other expense that the Board has determined is not in the best interest of the Trust and its shareholders. In such cases, unless determined to be not in the best interest of the Trust and its shareholders in accordance with the previous sentence, the Subscription Agent will send a letter via regular mail to Foreign

March 18, 2022

Shareholders who own Common Shares directly (“Direct Foreign Shareholders”), as opposed to in “street name” with a broker or other financial intermediary, to notify them of the Rights offering. Direct Foreign Shareholders who wish to exercise their Rights should contact the Information Agent, as described above under “Information Agent,” to facilitate the exercise of such Rights and for instructions or any other special requirements that may apply in order for such Direct Foreign Shareholder to exercise its Rights. Direct Foreign Shareholders who wish to sell their Rights should contact the Subscription Agent and follow the procedures described above under “Sale of Rights.” Direct Foreign Shareholders are encouraged to contact the Trust or the Subscription Agent as far in advance of the Expiration Date as possible to ensure adequate time for their Rights to be exercised or sold. Foreign Shareholders who own Common Shares in “street name” through a broker or other financial intermediary should contact such broker or other financial intermediary with respect to any exercise or sale of Rights.

The Fund respectfully submits that foreign shareholders are not excluded from participation in an offering of Rights. Any foreign shareholder may exercise or sell (in a transferable Rights offering) any Rights to which they are entitled. The Fund is simply not undertaking in the Registration Statement to register the offering of Rights in any non-U.S. jurisdiction. In the event a shareholder is unable to exercise their Rights due to local laws, the Fund has established a mechanism that seeks to allow shareholders located in foreign jurisdictions to realize the value of the Rights. These points will be disclosed to shareholders as set out above.

Comment No. 11:

Prospectus Supplement—Description of Rights Offering—Notice of Net Asset Value Decline. The undertakings do not reflect the description in this section. Please change the undertakings or revise this section.

Response:	The above-referenced section will be deleted in the Amendment.

Comment No. 12:

Prospectus Supplement—Plan of Distribution—Distribution Arrangements. If the Dealer Manager and selling members may be engaging in stabilizing activities, please disclose this and discuss that this may have the effect of depressing or retarding the market price of the common stock.

Response:

The requested disclosure will be added in the Amendment in brackets. While not currently expected, to the extent any stabilizing activities are engaged in with respect to a particular rights offering, the disclosure will be finalized and included in a prospectus supplement.

March 18, 2022

Comment No. 13:	Please provide the Staff with a form of the legal opinion required by Item 25(2)(l) of Form N-2 sufficiently in advance of requesting effectiveness.

Response:	The Fund provided a draft of the legal opinion to the Staff via email on March 14, 2022 and will file the final legal opinion with the Amendment.

Comment No. 14:

Statement of Additional Information—Investment Objective and Policies—Investment Restrictions. In the discussion of the Fund’s application of the limitations in fundamental investment restrictions nos. 1 and 2 (regarding concentration and diversification), please change “only” to “principally” in the second sentence of the following disclosure: “For purposes of applying the limitation set forth in subparagraphs (1) and (2) above, securities of the U.S. government, its agencies, or instrumentalities, and securities backed by the credit of a governmental entity are not considered to represent industries. However, obligations backed only by the assets and revenues of non-governmental issuers may for this purpose be deemed to be issued by such non-governmental issuers.”

Response:	The requested change will be made in the Amendment.

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:	Janey Ahn, Esq., BlackRock Advisors, LLC
Dean Caruvana, Esq., BlackRock Advisors, LLC